Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated March 22, 2007 (except for Note 16 as to which the date is July 27, 2007), with respect to the consolidated financial statements of HCA Inc., HCA Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of HCA Inc. in the Registration Statement (Form S-4) and related Prospectus of HCA Inc. for the registration of $1,000,000,000 of 9.125% Senior Secured Notes due 2014, $3,200,000,000 of 9.250% Senior Secured Notes due 2016 and $1,500,000,000 of 9.625%/10.375% Senior Secured Toggle Notes due 2016.

/s/ Ernst & Young LLP

Nashville, Tennessee

July 27, 2007